Exhibit (a) (5) (vii)
Connect Successfully Closes Cash Offer for Pacific Internet Limited
Focus Turns To Future Growth
SINGAPORE — 13 July 2007— Connect Holdings Limited (Connect) today announced that the subsequent offer period in respect of it’s voluntary conditional cash general offer (the Offer) to acquire all the issued shares of Nasdaq-listed Pacific Internet Limited (Nasdaq: PCNTF; PacNet) for US$11.00 net in cash per share, without interest has successfully closed as of 1:00am, New York City time, on 12 July 2007 (1:00pm, Singapore time, on 12 July 2007), which marks the final expiration of the Offer.
The depositary for the Offer has advised Connect that as of 12 July 2007, 8,004,923 shares, representing approximately 57.82% of the issued shares of PacNet (based on the latest available information provided to Connect by PacNet) had been validly tendered in and not withdrawn from the Offer. All validly tendered shares have been accepted for payment, and payment is being made promptly in accordance with the terms of the Offer.
On 12 January 2007 the date of Connect’s initial announcement of its intention to make the Offer, Connect, and parties acting in concert with it, owned 4,121,287 PacNet shares which represented approximately 29.78% of the issued share capital of PacNet.
Accordingly, as of 12 July 2007, Connect and parties acting or deemed to be acting in concert with Connect owned, controlled or have agreed to acquire an aggregate of 12,126,210 PacNet shares, representing approximately 87.59% of the issued shares of PacNet.
Concurrent with the Offer, Connect had made a proposal to all PacNet optionholders, which has also successfully closed. As of 12 July 2007, acceptances have been received in respect of options exercisable for 189,380 shares. Payment in respect of the options is being made promptly in accordance with the terms of the option proposal.
“Connect is very pleased with the outcome of the Offer,” said Bill Barney, a director of Connect. “We would like to thank all PacNet shareholders who supported our Offer and look forward to adding value to the future growth of PacNet.”
Although the Offer has successfully closed, Connect intends to acquire additional PacNet shares through the open market or privately negotiated transactions, subject to all applicable laws and regulations.
PacNet shareholders and optionholders who have questions or need assistance should contact MacKenzie Partners, Inc., the Information Agent or Lazard Asia Limited, the Financial Adviser and Dealer Manager for the Offer at the following respective addresses and telephone numbers:

The Information Agent for the Offer is:

MacKenzie Partners, Inc.
105 Madison Avenue
New York, New York 10016
(212) 929-5500 (Call Collect)
or
Call Toll-Free (800) 322-2885
Email:tenderoffer@mackenziepartners.com
or
The Financial Adviser and Dealer Manager for the Offer is:

Lazard Asia Limited 3 Church Street 14-01 Samsung Hub #Singapore 049483	Lazard Frères & Co. LLC 30 Rockefeller Plaza New York, New York 10020
Call in Singapore.: (65) 6534 2011
This release is neither an offer to purchase nor a solicitation of an offer to sell securities. The solicitation and offer to purchase ordinary shares of PacNet is only being made pursuant to a Tender Offer Statement on Schedule TO (including the Offer to Purchase, Letter of Transmittal and other related tender offer materials) filed by Connect with the SEC on 2 May 2007. Holders of PacNet shares should read carefully the Tender Offer Statement (and related materials), as amended from time to time, because they contain important information. Holders of PacNet shares and investors may download free copies of the Tender Offer Statement on a combined Schedule TO and Schedule 13e-3 under cover of Schedule TO, the Offer to Purchase and all other documents that Connect has filed with the SEC at the SEC’s website at www.sec.gov , or from MacKenzie Partners, Inc., the Information Agent for the Offer or Lazard Asia Limited, the Financial Adviser and Dealer Manager for the Offer.
The Directors of Connect (including those who may have delegated detailed supervision of this release have taken all reasonable care to ensure that the facts stated and all opinions expressed in this release are fair and accurate and that no material facts have been omitted from this release and they jointly and severally accept responsibility accordingly.
Where any information has been extracted from published or otherwise publicly available sources (including, without limitation, information relating to PacNet), the sole responsibility of the Directors of Connect has been to ensure through reasonable enquiries that such information is accurately and correctly extracted from such sources or, as the case may be, accurately reflected or reproduced in this release.
For further information please contact:
Lorain Wong
Tel: +852 2121 2973
Email: lorain.wong@asianetcom.com